OFFICER’S CERTIFICATE

This is to certify that the premium for the Investment Company Blanket Bond issued by Berkley Regional Insurance Company to MoA Funds Corporation was paid for the period March 1, 2026 through March 1, 2027.

Dated: March 5, 2026

/s/ Steven Sacchi
Steven Sacchi